EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

At December 31, 2004, consolidated, directly or indirectly, wholly-owned Significant Subsidiaries of Blount International, Inc. were as follows:

NAME OF SUBSIDIARY	PLACE OF INCORPORATION
Blount, Inc.	Delaware
Blount Holdings Ltd.	Canada
Blount Canada Ltd.	Canada
Frederick Manufacturing Corporation	Delaware
Blount Industrial LTDA	Brazil
Blount Europe, S.A.	Belgium

The names of particular subsidiaries have been omitted because when considered in the aggregate or as a single subsidiary they would not constitute a “Significant Subsidiary” as of December 31, 2004.

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